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VF 3-23-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Focus Advisory, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue - Suite 2201
(No. and Street)

New York (City) NY (State) 10152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Ilaria 212-302-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf, Repetti & Co, LLP
(Name – *if individual, state last, first, middle name*)

1114 Avenue of Americas (Address) New York (City) (State) 10036 (Zip Code)



SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH, D.C.
179
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

3/28/2005

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23

OATH OR AFFIRMATION

I, Mazen Jabban, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Focus Advisory, LLC, as of 12-31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title

TAMISHA WYNN
Notary Public, State of New York
No. 01WY6077316
Qualified in Bronx County
Commission Expires July 8, 2006



2/28/06

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS ADVISORY, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003

CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Balance Sheets	2
Statements of Income	3
Statements of Cash Flows	4
Statements of Changes in Members' Equity	5
Notes to Financial Statements	6 - 8
SUPPLEMENTAL INFORMATION	
Independent Auditor's Report on Supplemental Information	9
Computation of Net Capital per Uniform Net Capital Rule 15c3-1	10
Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3	11
Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5	12 - 13



GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Focus Advisory, LLC
375 Park Avenue
New York, New York 10152

We have audited the accompanying balance sheets of Focus Advisory, LLC, as of December 31, 2004 and 2003 and the related statements of income, cash flows and statements of changes in members' equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Focus Advisory, LLC, as of December 31, 2004 and 2003, and the results of its operations, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

New York, New York
January 26, 2005

Graf Repetti & Co. LLP

Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 • fax 212. 302. 9660

FOCUS ADVISORY, LLC

BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash	$ 411,632	$ 103,257
Accounts receivable	204,156	20,677
Prepaid expenses	28,437	20,004
Total Current Assets	644,225	143,938
OTHER ASSETS		
Loan receivable	-	100,000
Investment in securities	3,300	3,300
Total Other Assets	3,300	103,300
Total Assets	$ 647,525	$ 247,238
LIABILITIES AND MEMBERS ' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 194,793	$ 7,088
Total Current Liabilities	194,793	7,088
MEMBERS' EQUITY	452,732	240,150
Total Liabilities and Members' Equity	$ 647,525	$ 247,238

See accompanying notes to the financial statements.

FOCUS ADVISORY, LLC

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
INCOME		
Management and investment advisory income	$ 2,063,250	$ 2,218,180
Commissions	1,460,261	885,141
Total Income	3,523,511	3,103,321
EXPENSES		
Salaries - officer	166,666	200,000
Salaries - office	1,618,603	1,707,374
Payroll taxes	112,206	112,771
Employee benefits	138,703	125,555
Consulting fee	1,184,055	833,180
Professional fees	16,000	13,797
Clearance and execution cost	60,992	79,070
Temporary labor	-	3,190
Administrative fees	12,712	5,248
Insurance	3,512	2,585
Miscellaneous expenses	-	343
Total Expenses	3,313,449	3,083,113
Net Income before Interest Income	210,062	20,208
Interest income	2,520	1,558
Net Income	$ 212,582	$ 21,766

See accompanying notes to the financial statements.

FOCUS ADVISORY, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 212,582	$ 21,766
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable	(183,479)	43,879
Prepaid expenses	(8,433)	(17,170)
Accounts payable and accrued expenses	187,705	(5,839)
Total Adjustments	(4,207)	20,870
Net Cash Provided by Operating Activities	208,375	42,636
CASH FLOWS FROM INVESTING ACTIVITIES		
Loan repayment from affiliate	100,000	-
Net Cash Provided by Investing Activities	100,000	-
Net Increase in Cash	308,375	42,636
Cash - January 1	103,257	60,621
Cash - December 31	$ 411,632	$ 103,257

See accompanying notes to the financial statements.

FOCUS ADVISORY, LLC

STATEMENTS OF CHANGES IN MEMBERS ' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Balance - January 1	$ 240,150	$ 218,384
Net Income for the Year	212,582	21,766
Members' Equity - December 31	$ 452,732	$ 240,150

See accompanying notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Organization

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's principal office is located in New York City. The Company clears its securities transactions on a fully disclosed basis with another broker-dealer. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2004.

b) Cash

Cash consists of cash maintained at JP Morgan Chase Bank and includes both money market and demand deposit accounts. The Company considers all highly liquid investments purchased with maturities of three months or less and money market mutual funds to be cash equivalents. Generally the Company maintains its cash at one or more major financial institution that may, at times, exceed federally insured limits.

c) Accounts Receivable

The Company has not experienced any bad debts, therefore, no allowance for bad debts is shown.

d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

e) Income Taxes

Focus Advisory, LLC is a limited liability company taxed as a partnership in which all elements of income and deductions are included in the tax returns of the members of the Company. Therefore, no income tax provision is recorded by the Company.

f) Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value of contracted amounts which approximate fair value. Investment in securities is comprised of warrants whose fair value has been estimated in good faith by management.

2. RELATED PARTY TRANSACTIONS

Loans receivable of $100,000 at December 31, 2003 represents amounts due from Focus Properties, LLC, a subsidiary of Focus Investment Group, Ltd. The loan bears no interest, is not collateralized, and is due upon demand. The loan was repaid in full during the year ended December 31, 2004.

Included in income is $2,063,250 and $2,218,180 at December 31, 2004 and 2003, respectively, representing management and investment advisory income received from Focus Investment, Ltd., the parent company of Focus Advisory, LLC (see Note 6).

During the year ended December 31, 2004, Focus Advisory, LLC paid fees totaling $960,000 to Focus Properties, LLC. These fees represent reimbursement for the Company's share of common overhead expenses.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company computes its net capital using the aggregate indebtedness standard method, which requires the maintenance of minimum net capital of $12,986 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 and 2003, the Company had a net capital of $415,995 and $111,846, which was $403,009 and $106,846, respectively, in excess of its required capital.

4. RESERVE REQUIREMENTS

The Company is exempt from the reserve requirement of 15c3-3 under k(2) (ii) of the section.

5. RETIREMENT BENEFIT PLANS

All employees who have completed six months of service and attained the age of 21 are eligible to participate in the Company's Profit Sharing Retirement Plan. The Plan provides for contributions by the Company in such amounts as the Board of Directors may annually determine, as well as a 401(k) option under which eligible participants may defer a portion of their salary, a percentage of which may be matched by the Company. During the years ended December 31, 2004 and 2003, the Company made no matching contributions, nor profit sharing contributions.

6. CONCENTRATIONS

A substantial part of the Company's revenues are received from Focus Investment, Ltd., a related company (see Note 2). Management indicates that Focus Investment, Ltd. will continue to provide such revenues to the Company in the foreseeable future or as deemed necessary for the Company's working capital requirements.

7. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in brokerage activities in which counterparties include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTAL INFORMATION



GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17A-5

The Board of Directors
Focus Advisory, LLC

We have audited the financial statements of Focus Advisory, LLC for the years ended December 31, 2004 and 2003 and have issued our report thereon dated January 26, 2005. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
January 26, 2005

Graf Repetti & Co LLP

Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 fax 212. 302. 9660

FOCUS ADVISORY, LLC

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CREDITS		
Members' equity	$ 452,732	$ 240,150
DEBITS		
Loans receivable	-	100,000
Prepaid expenses	28,437	20,004
Other deductions	5,000	5,000
Haircuts on securities	3,300	3,300
Total Debits	36,737	128,304
Net Capital	$ 415,995	$ 111,846
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 194,793	$ 7,088
Total Aggregate Indebtedness	$ 194,793	$ 7,088
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 12,986	$ 5,000
Excess Net Capital	$ 403,009	$ 106,846
Excess Net Capital at 1000%	$ 396,516	$ 111,137
Ratio: Aggregate Indebtedness to Net Capital	0.47 to 1	0.06 to 1

There were no material differences between the Company's net capital as included in Part II of Form X-17a-5 as of December 31, 2004 and net capital as computed above.

See accompanying notes to the financial statements.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2004 AND 2003

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements on this rule.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Focus Advisory, LLC

We have audited the financial statements of Focus Advisory, LLC for the year ended December 31, 2004 and 2003, and have issued our report thereon dated January 26, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g), (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practice and procedures followed by Focus Advisory, LLC that we considered relevant to the objectives stated in rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (2) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recording of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Focus Advisory, LLC. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

New York, New York
January 26, 2005